UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2005

                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)

             Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

                          Form 20-F__X__ Form 40-F_____


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)


                                 Yes____ No__X__


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

TABLE OF CONTENTS



Press Release of Dialog Semiconductor Plc dated February 23, 2005


Dialog Semiconductor Reports Fourth Quarter and Full Year 2004 Results

    KIRCHHEIM/TECK, Germany--(BUSINESS WIRE)--Feb. 23, 2005--Dialog Semiconductor Plc (NASDAQ:DLGS)(FWB:DLG):

    --  25% annual revenue growth compared to 2003

    -- Q4 2004 revenue of EUR 31.1 million compared with EUR 27.5 million in Q4 2003

    -- Significant progress in product diversification and winning new customers

    --  New partnerships established and existing ones strengthened

    --  Strong position in growing 3G markets

    Dialog Semiconductor Plc (NASDAQ:DLGS)(FWB:DLG) today reported its fourth quarter and full year results for the period ending December 31, 2004. Revenue for the full year was up 25% over 2003, to EUR 116 million, and operating losses were down by over 50% to EUR 6.1 million. A major highlight of the year was the penetration of Dialog's power management and audio products into the 3G handset market. Revenues from the wireless market increased by 30% to EUR 90.6 million; revenues from automotive applications grew by 51% to EUR 11.9 million.
    Roland Pudelko, CEO & president said, "The Company had some significant achievements during 2004. New products and partnerships were announced and relationships with key customers were greatly strengthened. The adoption of our new and existing power management and audio products into 3G handset applications is particularly noteworthy. According to market analysts the market for 3G handsets is set to grow rapidly from 20 million in 2004 to almost 50 million in 2005."
    Pudelko added, "Due to the lower than forecast uptake by customers of wireless ICs during Q4 2004 and the weak US dollar, we are reducing the Company's operational costs in 2005 to ensure that they are appropriate to our revenue levels."
    He continued, expanding on the company's achievements. "We added new products such as our LCD drivers for wireless handsets, and the first integrated power management IC to support the Wireless Intel SpeedStep(R) technology. We announced a long-term collaboration with Carl Zeiss to develop and market modules for high quality camera phones. Finally, we won more design slots in the growing number of handsets being designed and manufactured in Asia."
    "Taken together these achievements show we have established a strong platform from which to exploit both new application specific standard product (ASSP) and application specific (ASIC) opportunities in wireless and automotive electronics. The fact that we can now address a number of different design sockets within the wireless handset - not just the power management and audio, but also the embedded camera and display driver - means that we can expand Dialog Semiconductor's footprint within the handset and therefore build further market share in the supply of mixed signal ICs."
    The Company's annual report for the year ending December 31, 2004 is available at www.Dialog-Semiconductor.com.

    Information about Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB:
DLG), and on the NASDAQ (DLGS) exchanges.

    DISCLAIMER

    This press release contains "forward-looking statements" that reflect management's current views with respect to future events. The words "anticipate," "believe," "estimate, "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in Dialog Semiconductor's most recent Annual Report and under the heading "Risk Factors" in Dialog Semiconductor's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

    Consolidated Statements of Operations



                         Three months Three months
                               ended        ended      Year      Year
                            December     December     ended     ended
(in thousands of Euro,      31, 2004     31, 2003   December  December
 except per share data)   (unaudited)  (unaudited)  31, 2004  31, 2003

Revenues                      31,058       27,545   116,044    92,893
------------------------------------- ------------ --------- ---------
Cost of sales                (23,373)     (17,727)  (79,783)  (62,374)
------------------------------------- ------------ --------- ---------
Gross margin                   7,685        9,818    36,261    30,519
------------------------------------- ------------ --------- ---------

Selling and marketing
 expenses                     (2,004)      (1,059)   (6,237)   (4,197)
------------------------------------- ------------ --------- ---------
General and
 administrative expense       (1,434)      (1,156)   (5,462)   (5,044)
------------------------------------- ------------ --------- ---------
Research and development
 expenses                     (7,595)      (7,072)  (29,071)  (30,590)
------------------------------------- ------------ --------- ---------
Amortization and
 intangible assets              (271)        (484)   (1,520)   (2,073)
------------------------------------- ------------ --------- ---------
Restructuring and related
 impairment charges                -            -       (59)   (1,839)
------------------------------------- ------------ --------- ---------
Operating profit (loss)       (3,619)          47    (6,088)  (13,224)
------------------------------------- ------------ --------- ---------

Interest income, net             157          179     1,081       757
------------------------------------- ------------ --------- ---------
Foreign currency exchange
 gains and losses, net          (421)        (154)     (726)     (454)
------------------------------------- ------------ --------- ---------
Recovery of investment             -            -        54       315
------------------------------------- ------------ --------- ---------
Result before income
 taxes                        (3,883)          72    (5,679)  (12,606)
------------------------------------- ------------ --------- ---------

Income tax expense              (711)     (11,487)      (64)   (7,814)
------------------------------------- ------------ --------- ---------
Net loss                      (4,594)     (11,415)   (5,743)  (20,420)
------------------------------------- ------------ --------- ---------

Loss per share:
Basic and diluted              (0.10)       (0.26)    (0.13)    (0.46)
------------------------------------- ------------ --------- ---------
Weighted average number
 of shares (in
 thousands):
Basic and diluted             44,067       43,984    44,025    43,951
------------------------------------- ------------ --------- ---------




   Investor Relations

   Corporate Calendar

   April 20, 2005:      Release of first quarter results
   May 11, 2005:        Annual shareholders' meeting
   July 20, 2005:       Release of second quarter results
   October 19, 2005:    Release of third quarter results

   Contact

   Dialog Semiconductor

   Birgit Hummel
   Neue Strasse 95
   D-73230 Kirchheim/Teck - Nabern
   Telephone   +49-7021-805-412
   Fax         +49-7021-805-200
   E-mail      birgit.hummel@diasemi.com
   Internet    www.dialog-semiconductor.com


    CONTACT: Dialog Semiconductor
             Birgit Hummel
             Telephone +49-7021-805-412
             Fax +49-7021-805-200
             E-mail birgit.hummel@diasemi.com
             Internet www.dialog-semiconductor.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DIALOG SEMICONDUCTOR PLC

Date   February 23, 2005         By   /s/  ROLAND PUDELKO
                                      -------------------
                                 Roland Pudelko
                                 Executive Director, CEO and President